Mail Stop 4561

November 13, 2006

Anthimos Thomopoulos
Chief Financial Officer
National Bank of Greece S.A.
86 Eolou Street
10232 Athens, Greece

       RE: **National Bank of Greece S.A.**
               Form 20-F for Fiscal Year Ended December 31, 2005
               Filed July 14, 2006
               File No. 1-14960

Dear Mr. Thomopoulos,

      We have completed our review of your Form 20-F and have no further comments at this time.

                     Sincerely,

                     Don Walker
                     Senior Assistant Chief
                     Accountant